EXPLORE DEVELOP GROW EXPLORE DEVELOP GROW EXPLORE

EPL

Acquisition
of
Stone Energy Corporation
Acquisition
of
Stone Energy Corporation
Conference Call
June  23, 2006
Energy Partners, Ltd.
Filed by Energy Partners, Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Stone Energy Corporation
Commission File No.: 1-12074

Richard A. Bachmann
Chairman and Chief Executive Officer
Phillip A. Gobe
President and Chief Operating Officer
John H. Peper
Executive Vice President
General Counsel and
Corporate Secretary
Principal Corporate Office
201 St. Charles Ave.
Suite 3400
New Orleans, LA  70170
Phone: (504) 569-1875
Web     www.eplweb.com
Investor Relations Contacts
T.J. Thom
tthom@eplweb.com
Al Petrie
alpetrie@eplweb.com
Corporate Information

Forward Looking Statements & Additional Information
This presentation contains forward-looking information regarding EPL that is intended to be covered by the safe harbor “forward-
looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements included in this press release that address activities, events or developments that EPL expects, believes or anticipates will or may occur in the future are forward-looking statements. These include statements regarding:
• completion of the proposed merger,
• effective integration of the two companies,
• reserve and production estimates,
• oil and gas prices,
• the impact of derivative positions,
• production expense estimates,
• cash flow estimates,
• future financial performance,
• planned capital expenditures, and
• other matters that are discussed in EPL’s filings with the SEC.
These statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties, and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Please refer to EPL’s filings with the SEC, including its Form
10-K for the year ended December 31, 2005, for a discussion of these risks.
EPL AND STONE WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS WITH THE SECURITIES AND
EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE DEFINITIVE JOINT PROXY
STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING
EPL, STONE AND THE ACQUISITION. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS
OF EPL AND STONE SEEKING THEIR APPROVAL OF THE ACQUISITION.
The documents filed with the SEC by EPL may be obtained free of charge from EPL’s website at www.eplweb.com or by directing a request to: Energy Partners, Ltd., 201 St. Charles Avenue, Suite 3400, New Orleans, Louisiana 70170, Attn: Secretary, (504) 569-1875. In
addition, the documents filed with the SEC by Stone may be obtained free of charge from Stone website at www.stoneenergy.com.
Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed acquisition.
EPL, Stone and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of EPL and Stone in favor of the acquisition. Information about the executive officers and directors of EPL and their direct or indirect interests, by security holdings or otherwise, in the acquisition will be set forth in the proxy statement-prospectus relating to the acquisition when it becomes available. Information about the executive officers and directors of Stone and their direct or indirect interests, by security holdings or otherwise, in the acquisition will be set forth in the proxy statement-prospectus relating to the acquisition when it becomes available.

Powerful Strategic Rationale
• Accelerates diversification and growth within GOM
• Adds proved reserves at an attractive price
• Ideal overlap of Shelf assets
- Provides inherent operational efficiencies
- Operating and G&A savings
- Ability to expand and high grade exploratory program
• High operated status of combined assets
• Balanced gas/oil production ratio (65% gas/35% oil)
Strengthens
Strengthens
GOM Presence
GOM Presence
(1) (1)
Enhances
Enhances
Ability to Compete
Ability to Compete
Establishes Meaningful
Establishes Meaningful
Position in Rocky Mountains
Position in Rocky Mountains
and Williston Basin
and Williston Basin
• Diversification onshore
• Low cost entry
• Continue active E&P program
- Acquisition of exploration and exploitation acreage
- Exploration and exploitation drilling
- Reserve and production growth
• Experienced team in place
(1) Includes impact of Stone’s proposed Amberjack acquisition (Mississippi Canyon 109/108)
Augments
Augments
Employee Base
Employee Base
• People already in place to execute operating strategy
• Experienced operating, technical, financial and
administrative staff
• Provides increased scale, scope and cash flow to pursue
wide range of opportunities
- GOM Shelf, deepwater and deep Shelf
- Onshore Louisiana, Rocky Mountains and Williston Basin
- International

Transaction Overview
• Fully financed by Bank of America
• Committed to an immediate debt reduction plan
• Anticipate hedging a substantial percentage of production
in 2007 and 2008
• $1.4 billion equity value
• $2.2 billion enterprise value
• SEC fillings and other customary regulatory approvals
• EPL & Stone shareholder approval
• Closing expected in early Q4 2006
Price
Price
Consideration
Consideration
Financing
Financing
Path Forward
Path Forward
• $51 per share: cash or stock
• Subject to a collar and other limitations
• Number of EPL shares issued for each Stone share under
a stock election will range from 2.525 to 2.066
• Maximum number of EPL shares to be issued: ~35 million

Thorough Due Diligence Review
Covered key functions and operating groups
Focused on:
•
Reserves
•
Storm losses and related insurance coverage
•
Shareholder litigation/SEC inquiry
•
Potential cost savings and operational/administrative synergies
Upside potential identified:
•
Numerous Shelf exploitation and exploration opportunities
•
Proposed acquisition of additional interest in Amberjack
(Mississippi Canyon 109/108)
•
Deepwater and deep Shelf portfolio
•
Growing Rocky Mountains and Williston Basin acreage position
•
Bohai Bay, China concessions

Pro Forma Reserves
(1,2)
94%
Gulf of
Mexico
72%
Rocky Mountain &
Williston Basins
22%
Onshore
6%
Gulf of
Mexico
Onshore
6%
EPL Reserve Profile EPL Reserve Profile
Stone Reserve Profile Stone Reserve Profile
Pro Forma Reserve Profile
Pro Forma Reserve Profile
80%
6%
Gulf of
Mexico
Onshore
Rocky Mountain &
Williston Basins
14%
(1) As of 12/31/05; includes reserve adds from Stone’s proposed Amberjack acquisition
(2) All of Stone’s reserves expected be fully engineered by independent engineering firms prior to closing; all of EPL’s reserves fully engineered by independent engineering firms
59.3 Mmboe
108.1 Mmboe
167.4 Mmboe

Transaction expected to be immediately cash flow accretive
Assumes $55 million in annual pre-tax cost savings from synergies
2007 capital budget estimated at $625 million
Combined cash flow will facilitate substantial reduction of debt to approximately 50% of book capitalization by end of 2008
Financial Highlights
Balanced drilling program and committed debt reduction plan

Attractive acquisition cost
Comparison with Recent Transactions (2005-2006)
Stone
Acquisition
(1)
Corporate
Transactions*
Asset
Transactions*
$20.63
$ 25.48
$26.98
$24.57
$ 22.48
$0.00
$10.00
$20.00
$30.00
(1) Based on pro forma reserves of 108.1 Mmboe at 12/31/05 which includes Stone’s proposed Amberjack acquisition and assumes $51.00 per share purchase price. Based on EPL’s closing price of $18.02 on June 22, 2006, the transaction value per Boe would be $19.92.
*
See Appendix for listing of recent transactions used in both comparisons
Transaction value per Boe

Strong EPL executive management team remains intact
•
Proven execution and integration capabilities
Headquarters remains in New Orleans
•
Maintain Lafayette and Denver office locations
•
Consolidate Houston offices in one location
Expand board from 11 to 14 to include three Stone directors
EPL shareholders retain majority ownership
Combined Company at a Glance
The right leadership and operating structure to capitalize
on future growth opportunities

Phillip Gobe Energy Partners,Ltd Acquisition of Stone Energy Corporation Acquisition of Stone Energy Corporation

Stone and EPL:  Premier GOM Operator
Combined Combined Company Company Assets Assets as as of of 12/31/05 12/31/05
(1)
(1)
1)
Key fields:
• EPL: ST 41, ST 26, East Bay
• Stone: EW 305, MP 288, PL 23, VR 255
Balanced program of low, moderate and
high potential projects
Reserves
• 89% operated
• 48% oil and 52% gas
Eastern
Western
Central
(1) Includes Stone’s proposed Amberjack acquisition
(2) Assumes restoration of Amberjack production at pre-Katrina rates
Expanded scale and scope of GOM operations offer
increased opportunities for growth
Combined Company GOM Combined Company GOM
Production Diversification Production Diversification
(1,2) (1,2)

ALLEN
EVANGELINE
POINTE COUPEE
ST LANDRY
CALCASIEU
LAFAYETTE
LIVINGSTON
ST TAMMANY
ORLEANS
CAMERON
VERMILION
ASSUMPTION
ST CHARLES
ST MARTIN
ST MARY
IBERIA
TERREBONNE

EPL Shelf
EPL Onshore
EPL Deepwater
Stone Shelf
Stone Onshore
Stone Deepwater
Gulf of Mexico Blocks
EPL 120       Stone 151
Premier Combined GOM Position
AlaminosCanyon
Area
KeathleyCanyon
Area
Walker Ridge
Area
East Breaks
Area
Garden Banks
Area
Green Canyon
Area
Atwater
Galveston Area
South
Galveston Area
High Island
Area South
High Island
Area
High Island
East Area
High Island East
Area South
West Cameron
Area West
West Cameron
Area
West Cameron
Area South
East Cameron
Area South
East Cameron
Area
Vermilion
Area South
Vermilion Area
South
Marsh
Island
Area
South
Marsh
Island
Area
South
Eugene Island
Area
Eugene Island
Area South
Ship Shoal Area
Ship Shoal
Area South
South
Pelto
Area
South Timbalier
Area
South Timbalier
Area South
Grand
Isle
Area
Grand Isle
Area South
West Delta
Area
West Delta
Area South
Ewing Bank
Area
Mississippi Canyon
Area
VioscaKnoll
Area
VioscaKnoll
Area
Main Pass Area
South & East
Main Pass
Area
Breton Sound
Area
South Pass
Area South
South Pass
Area South
Mobile Area
Chandeleur
Sound
Area
Chandeleur
Sound
Area Addition
Chandeleur
Sound
Area

14 Premier Combined GOM 3D Seismic Coverage

Stone’s Proposed Amberjack (MC 109/108) Acquisition
Attractive deepwater opportunity
• $191 million purchase price
• Comparable to the overall cost per Boe
of the Stone acquisition
• Upside potential in booked reserves
• Four moderate risk prospects identified
• Use of infrastructure for future subsea tie-backs
• Acquired net production of 5,000 Boe per day (pre-Katrina)
• Obtain operatorship at closing
Transaction highlights
• Stone exercised its preferential right to purchase an
additional interest
• Subject to execution of purchase and sale agreement
• Expect closing by early third quarter
• Estimated restoration of production by year-end 2006
• Working interest resulting from acquisition:
- MC 109: 100% WI  (Up from 33.3%)
- MC 108: 24.8% WI (Up from 16.5%)

Active Offshore Drillers - Shelf
Source:  James K. Dodson Company, based on number of operated wells drilled per year
HELIS
EXXONMOBIL
LLOG EXPL
W & T
ARENA OFFSHORE
ENERGY PARTNERS
BOIS D`ARC
REMINGTON
CHEVRON
APACHE
2005
10
9
8
7
6
5
4
3
2
1
RANK
HELIS W & T ANADARKO
EXXONMOBIL NEWFIELD EXPL ENERGY PARTNERS
LLOG EXPL ATP DEVON ENERGY
W & T ENERGY PARTNERS APACHE
ARENA OFFSHORE BOIS D`ARC BOIS D`ARC
BOIS D`ARC LLOG EXPL REMINGTON
REMINGTON STONE ENERGY STONE ENERGY
ENERGY PARTNERS/STONE REMINGTON EL PASO
CHEVRON APACHE LLOG EXPL
APACHE CHEVRONTEXACO CHEVRONTEXACO
2005 Pro Forma 2004 2003
Federal & State waters =<600’

High grade prospect inventory of combined company to achieve balanced drilling portfolio
Apply EPL’s exploitation focus to Stone’s legacy fields
•
Initial review of GOM Shelf yielded 60+ low risk opportunities
Tap into exploration upside in Stone’s legacy fields and acreage
•
Large GOM acreage position in favorable exploration fairways
•
EPL has interests in three farm-outs on Stone-owned
blocks, one of which has been drilled and is successful
Extensive 3D seismic coverage and undeveloped acreage to work
•
Shelf, deepwater and deep Shelf
Expanded GOM Exploration & Exploitation Strategy

NEW ORLEANS
NEW ORLEANS NEW ORLEANS
HOUSTON
HOUSTON HOUSTON
GREATER BAY MARCHAND
EAST BAY
Update on EPL’s 2006 Exploratory Program – Shelf & Onshore
SP 26 Denali
ST 23 #CC4 ST
WC 202 #1
ST 42 #2
ST 42 #3
WC 25 #1
GA 189 #1
EC 268 #1
ST 23 #SB-15
EI 312 #1
VR 101 #1
SP 39 #2
EC 34 #1
HI A315 #1
SMI 79 #1
SMI 79 #E-1
WC 312 #1
HI A306 #1
WC 2/3 #1
GI 66 #1
WC 176 #13
Exploratory Wells
Scheduled (15)
Successful Wells (5)
Drilling (4)
High Potential Wells (7)
Unsuccessful Wells (3)
2006 Leases Sale Awards (8)
EC 109 #A-6
EC 109 #5
Four Rivers
Lakeside
Barracuda
Little Lake

NEW ORLEANS
NEW ORLEANS NEW ORLEANS
Update on EPL’s Deepwater 2006 Exploratory Program
Acquired 25% working interest
in 23 leases
13 identified prospects operated by
Noble Energy
First two wells drilled in 2006
were discoveries
Minimum of two additional
wells by 2008
Two additional leases awarded in
March 2006 Central Gulf Lease Sale
Redrock & Raton discoveries:
- Multiple pay zones encountered
- Currently under evaluation
- Development plans being
formulated
Exploratory Wells
Successful Wells (2)
High Potential Wells (2)
Joint venture with Noble Energy, a proven deepwater operator
2006 Lease Sale Awards (2)
EPL Interests
Raton
Redrock
Amberjack

Rocky Mountains and Williston Basin
Low cost entry price
• Rocky Mountain acquisition at GOM
multiple
Large acreage position
Active drilling program with good
exploration and exploitation
opportunities
• Low risk
• Includes Bakken, Pinedale Anticline
and Jonah
Includes both natural gas wells
(Rocky Mountains) and oil wells
(Williston Basin)
Net production as of 3/31/06:
• Rocky Mountains: 22 Mmcfe/day
• Williston Basin: 1,850 Boe/day

Significant Cost Savings Opportunities
$4.50
$6.78
$8.28
$4.76
$4.93
$6.08
$5.98
$11.94
$0.00
$5.00
$10.00
$15.00
2003 2004 2005 1Q06
Lease Operating Expense (1)
Stone EPL
(1) Numbers may include differing components

Pro forma 2007 current estimate of ~$55 million annualized savings
Synergies – Estimated Cost Savings
Operational Synergies
Annualized Savings:
~$25 million
G&A Synergies
Annualized Savings:
~$30 million
•
Personnel
•
Shore bases
•
Procurement
•
Cost tracking
•
Transportation
•
Insurance
•
Consultants
•
Compensation

Boat Loop
Helicopter Base
Helicopter Loop
Synergies - Transportation Optimization
7 Helicopters
9 Boats
Stone Current
Total potential savings: $9 million
2 Helicopters
2 Boats
1 Part time boat
EPL Current
8 12 Boats
5 9 Helicopters
Proposed Current
Potential Combined Offshore
Transportation Loops

Rick Bachmann Energy Partners,Ltd Acquisition of Stone Energy Corporation Acquisition of Stone Energy Corporation

RESERVE RANKINGS
Pro Forma Peer Comparisons
(1)
PRODUCTION RANKINGS
(1) 12/31/05 reserves and production, pro forma for any subsequent transactions. Source: Company filings and  Wall Street research.
(2) As of 12/31/05; includes reserve adds from Stone’s proposed Amberjack acquisition.
Reserves
Company
(Mboe)
Annual Production
Company (Mboe)
Petro-Canada 117
Kerr-Mcgee 112
Nexen 65
Noble Energy 53
Pioneer Natural Resources 42
Newfield Exploration 40
Murphy Oil 39
Energy Partners, Ltd. Pro Forma (2) 26
Plains E&P 24
W&T Offshore 22
Cimarex 22
Stone Energy Corp. 18
Forest Oil 17
Mariner Energy 16
St. Mary Land & Exploration 15
Range Resources 15
Cabot Oil & Gas 14
PetroHawk / KCS 13
Ultra Petroleum 12
Whiting 12
Denbury Resources 12
Houston Exploration 11
Western Gas 10
Encore Acquisition Co. 10
Southwestern Energy 10
Swift Energy 10
Quicksilver Resources 9
Berry Petroleum 8
CNX Gas 8
Energy Partners, Ltd. 8
Comstock Resources 8
Bill Barrett Corporation 7
Unit Corp. 7
Rosetta Resources 5
Petro-Canada 1,005
Kerr-Mcgee 907
Pioneer Natural Resources 865
Noble Energy 847
Nexen 657
Plains E&P 401
Ultra Petroleum 337
Newfield Exploration 333
Whiting 264
Range Resources 234
Cimarex 232
Cabot Oil & Gas 222
Murphy Oil 220
Forest Oil 212
Encore Acquisition Co. 195
CNX Gas 188
Quicksilver Resources 186
Energy Partners, Ltd. Pro Forma (2) 167
Denbury Resources 167
PetroHawk / KCS 163
Western Gas 153
W&T Offshore 142
Southwestern Energy 138
St. Mary Land & Exploration 132
Berry Petroleum 131
Swift Energy 127
Stone Energy Corp. 108
Mariner Energy 107
Houston Exploration 103
ATP Oil & Gas 88
Comstock Resources 84
Unit Corp. 69
Rosetta Resources 60
Energy Partners, Ltd. 59
Bill Barrett Corporation 59
Bois d'Arc 54
Bois d'Arc 4
ATP Oil & Gas 3

Strengthens and diversifies presence in GOM at attractive price
Creates operational and administrative synergies that will provide significant cost savings
Enhances ability to compete domestically and internationally
Augments EPL’s experienced operating, technical, financial and administrative staff
Provides low cost entry into Rocky Mountains and Williston Basin with experienced team already in place
A Winning Combination
Combined company will have the scale and scope
to drive continued growth and value creation

Appendix
Recent Corporate Sales Transactions:
24.57 Gryphon Exploration Co. Woodside Petroleum Ltd 9/01/05
21.90 Forest Oil (GOM spin-off) Mariner Energy 9/12/05
41.69 Spinnaker Exploration Norsk Hydro ASA 9/19/05
30.04 Remington Oil & Gas Co Helix Energy Solutions 1/23/06
16.72 Marlin Energy LLC Energy XXI Gulf Coast Inc. 2/22/06
$/Boe Target Acquiror Date
Recent Asset Sales Transactions:
22.19 Kerr-McGee Corp. W&T Offshore Inc. 1/24/06
48.00 Pioneer Natural Resources Marubeni Corp. 2/23/06
22.56 Houston Exploration Merit, Nippon Oil, Norsk 2/28/06
19.03 Houston Exploration Merit Energy Company 4/07/06
22.48 BP plc Apache Corp. 4/19/06
20.96 Pogo Producing Mitsui & Company 4/20/06
$23.15 Noble Energy Coldren Resources LP 5/16/06
$/Boe Seller Buyer Date

201 St. Charles Avenue, Suite 3400 New Orleans, Louisiana 70170 (504) 569-1875 www.eplweb.com